Exhibit 99.2

G. WILLI-FOOD INTERNATIONAL LTD.

This Proxy is solicited
on behalf of the Board of Directors

The undersigned hereby appoints Itsik Barabi and Naor Yosef and each of them, with full power of substitution and power to act alone, as proxies to vote all the ordinary shares which the undersigned would be entitled to vote if personally present and acting at the Annual General Meeting of Shareholders of G. Willi-Food International Ltd., to be held at 9:00 AM (Eastern Standard Time (4:00 p.m. Israel time)) on August 7, 2025 at the offices of the Company, 4 Nahal Harif Street, Northern Industrial Zone, Yavne 8122216 Israel, and at any adjournments or postponements thereof.

This proxy, when properly executed, will be voted in the manner directed herein. If no  such direction is  made, this proxy will be voted in accordance with the Board of Directors' recommendations.

(Continued and to be signed on the reverse side)

PROXY CARD FOR ANNUAL MEETING OF SHAREHOLDERS OF

G. WILLI-FOOD INTERNATIONAL LTD.

August 7, 2025

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Please sign, date and mail
your proxy card in the
envelope provided as soon
as possible.

Please detach along perforated line and mail in the envelope provided.

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒
			FOR	AGAINST	ABSTAIN
1.
To approve the renewal of an updated version of the Compensation Policy for a period of three years, commencing on the date of approval by the shareholders in the Meeting, in accordance with the requirements of the Israeli Companies Law, 5759-1999.
			☐	☐	☐
			YES	NO
	1a.	Are you a controlling shareholder in the Company (as defined in the proxy statement) or do you have a personal interest (as defined in the proxy statement) in the approval of proposal 1? (MUST BE COMPLETED FOR VOTE TO BE COUNTED).	☐	☐
			FOR	AGAINST	ABSTAIN
	2.	A).Subject to the approval of Proposal 1, to approve the grant of non-listed options to acquire 100,000 ordinary shares to Mr. Zwi Williger, a controlling shareholder of the Company.	☐	☐	☐
			YES	NO
	2A)a.	Do you have a personal interest in the approval of proposal 2A? (MUST BE COMPLETED FOR VOTE TO BE COUNTED).	☐	☐
			FOR	AGAINST	ABSTAIN
	2.	B) Subject to the approval of Proposal 1, to approve the grant of non-listed options to acquire 100,000 ordinary shares to Mr. Joseph Williger, a controlling shareholder of the Company.	☐	☐	☐
			YES	NO
	2B)a.	Do you have a personal interest in the approval of proposal 2B? (MUST BE COMPLETED FOR VOTE TO BE COUNTED)	☐	☐
			FOR	AGAINST	ABSTAIN
	3.	A) To re-elect Mr. Zwi Williger as a director of the Company, to hold office subject to the Company’s Articles of Association and the Companies Law.	☐	☐	☐
			FOR	AGAINST	ABSTAIN
		B) To re-elect Mr. Joseph Williger as a director of the Company, to hold office subject to the Company’s Articles of Association and the Israeli Companies Law.	☐	☐	☐
			FOR	AGAINST	ABSTAIN
		C) To re-elect Mr. Shlomo Gold as a director of the Company, to hold office subject to the Company’s Articles of Association and the Israeli Companies Law.	☐	☐	☐
			FOR	AGAINST	ABSTAIN
	4.	To appoint BDO Ziv Haft as the Company's independent accounting firm until the next Annual General Meeting of the Company's shareholders.	☐	☐	☐

The undersigned hereby acknowledges receipt of a copy of the accompanying Notice of Annual Meeting of Shareholders and Proxy Statement, and hereby revokes any proxy or proxies heretofore given:
To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.
☐

Signature of Shareholder	Date:	Signature of Shareholder	Date:

Note:
Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.